UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

YY Group Holding Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), is filing this Amendment No.1 to the Company’s Report on Form 6-K, filed with the U.S. Securities and Exchange Commission on March 23, 2026, for the purpose of amending and restating the issuance of Class A Ordinary Shares under the At The Market Sales Agreement.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Class A Ordinary Shares under the At The Market Sales Agreement

As previously disclosed in the Report on Form 6-K filed by the Company on February 27, 2026, the Company entered into an At The Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, serving as the lead sales agent, and Wilson-Davis & Co., Inc., serving as an additional agent (collectively, the “Sales Agents”), pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, Class A ordinary shares, no par value, of the Company up to an aggregate offering price of $20 million (the “Offering”).

On March 30, 2026 the Company instructed Sales Agents to pause the Offering, effective immediately.

As a result, the Company directed the return and cancellation of 1,004,107 shares of Class A ordinary shares that were allocated to the Sales Agents but were not offered or sold into the market. Upon completion of the cancellation process, the Company’s aggregate issued and outstanding Class A ordinary shares will be reduced from 4,278,935 to 3,274,828. The Company expects the cancellation to be completed on or around April 3, 2026. No further Class A ordinary shares will be issued under the Offering while the pause remains in effect.

On March 30, 2026, the Company issued a press release announcing the pause of the Offering and the cancellation of shares. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press Release dated March 30, 2026- YY Group Announces to Pause At-The-Market Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: March 30, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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